                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


- -------------------------------------------------------------------------------
                                  FORM 11-K

                   REPORT FOR THE TWELVE-MONTH PERIOD ENDED
                              DECEMBER 31, 1993

                     Prepared in accordance with General
                       Instruction A.2.(ii) of Form S-8

- -------------------------------------------------------------------------------

        For the twelve-month period ended December 31, 1993.
        Commission file number:  1-4188

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

            THE RUBBERMAID INCORPORATED
            ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        Rubbermaid Incorporated
        1147 Akron Road
        Wooster, Ohio 44691-6000

                           RUBBERMAID INCORPORATED
                  ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                      Financial Statements and Schedules

                          December 31, 1993 and 1992


                 (With Independent Auditors' Report Thereon)

                           RUBBERMAID INCORPORATED
                  ASSOCIATES' PROFIT SHARING RETIREMENT PLAN


                              Table of Contents



Independent Auditors' Report


Statements of Net Assets Available for Profit Sharing Benefits

Statements of Changes in Net Assets Available for Profit Sharing Benefits

Notes to Financial Statements

                                                                       Schedule
                                                                       --------
Item 27a - Schedule of Assets Held for Investment Purposes                1

KPMG Peat Marwick LLP


    1500 National City Center
    1900 East Ninth Street
    Cleveland, OH 44114-3495


                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------

Plan Administrator of
Rubbermaid Incorporated
  Associates' Profit Sharing Retirement Plan:

We have audited the financial statements and supplemental schedule of Rubbermaid Incorporated Associates' Profit Sharing Retirement Plan (Plan) as of December 31, 1993 and 1992, and for the years then ended, as listed in the accompanying table of contents. These financial statements and schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on those financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1993 was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1993, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Peat Marwick LLP

December 16, 1994

                                                      RUBBERMAID INCORPORATED
                                            ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                                  Statements of Net Assets Available for Profit Sharing Benefits

                                                    December 31, 1993 and 1992


                                                                                 1993                           1992
                                                                                 ----                           ----
Assets
  Investments in the Profit Sharing Retirement
  Trust for Rubbermaid Incorporated and
  Related Companies (note 3):                                                 254,247,732                   234,485,983
  Employer contribution receivable                                              8,865,263                     8,491,462
                                                                             ------------                  ------------

Net assets available for profit sharing
  benefits                                                                   $263,112,995                   242,977,445
                                                                             ============                   ===========




See accompanying notes to financial statements.


                                                      RUBBERMAID INCORPORATED
                                            ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                             Statements of Changes in Net Assets Available for Profit Sharing Benefits

                                              Years Ended December 31, 1993 and 1992


                                                                                 1993                   1992
                                                                                 ----                   ----
Investment income
  Distribution from Profit Sharing Retirement
  Trust for Rubbermaid Incorporated and
  Related Companies (note 3)                                                    20,022,639              17,836,662

Employer contributions                                                           9,071,063               8,684,759
                                                                              ------------             -----------
                                                                                29,093,702              26,521,421

Benefits paid to participants                                                   (8,958,152)             (7,414,498)
                                                                              ------------             -----------

Net increase                                                                    20,135,550              19,106,923

Net assets available for profit sharing benefits:
  Beginning of year                                                            242,977,445             223,870,522
                                                                              ------------             -----------

  End of year                                                                 $263,112,995             242,977,445
                                                                              ============             ===========




See accompanying notes to financial statements.

                           RUBBERMAID INCORPORATED
                  ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                        Notes to Financial Statements

                          December 31, 1993 and 1992

(1)    Description of the Plan
       -----------------------

       The following brief description of the Rubbermaid Incorporated Associates' Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

  (a)  General
       -------

       The Plan is a defined contribution retirement plan covering all full time associates of the Company at its Wooster, Ohio and Greenville, Texas facilities. Participation in the Plan begins on the January 1 coincident with or next following an associate's date of hire. Part-time associates become eligible to participate if certain service requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  (b)  Contributions
       -------------

       Annually, the Company contributes to the Plan the lesser of 25 percent of the Company's residual profits as defined, or 15 percent of the aggregate eligible compensation of the participants. Participants receive 25 percent of their share of the Company's contribution in cash unless an election is made to deposit such amounts into their Plan account. Voluntary contributions by participants to the Plan were suspended effective January 1, 1987. Pursuant to an amendment adopted during 1991, the Company's contribution for highly-compensated participants (as defined in the Plan agreement) is calculated as the lessor of the contribution as described above or an amount equal to 5% of compensation paid during the year plus 5% of the participant's compensation exceeding the current year Social Security Wage Base.

  (c)  Participant Accounts
       --------------------

       Each participant's account is credited with the participant's contribution (for amounts contributed prior to January 1, 1987) and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based upon participant earnings, service, and/or account balances, as defined. Prior to the allocation of the salaried participants' share of the contribution, premiums for the Company's Group Salary Continuance Insurance Program are deducted. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

  (d)  Vesting
       -------

       Participants are immediately vested in their voluntary contributions
       plus actual earnings thereon.   Vesting in the remainder of their
       accounts is based upon years of service. A participant becomes fully vested after completing seven years of credited service.

                                                                     (Continued)

                           RUBBERMAID INCORPORATED
                  ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                        Notes to Financial Statements

  (e)  Investments
       -----------

       Participants may elect to contribute (in 25% increments) in one or more of the three investment funds held by the Plan. Currently, the investment funds are: (a) the Equity Fund, comprised of common stocks or securities convertible into common stocks; (b) the Fixed Income Fund, comprised of bonds, obligations, debentures and other securities the income or return from which is fixed; and (c) the Guaranteed Interest Fund (formerly the Insured Principal and Income
       Fund), comprised of guaranteed principal and interest contracts with major financial institutions.

  (f)  Payment of Benefits
       -------------------

       Upon normal retirement at age 65 or termination of service other than normal retirement, a participant may elect to receive either a lump-sum cash payment equal to the value of his or her account, or periodic payments in such amounts as elected by the participant (subject to rules of the Plan).

  (g)  Participant Loans
       -----------------

       Loans of up to 25% percent of a participant's credited portion of Company contributions plus earnings thereon may be obtained. The maximum loan permissible is $50,000, and all loans must be approved by the Plan's loan committee. For record keeping purposes, the outstanding principal balance of participant loans are maintained in a separate investment fund.

(2)    Accounting Policy
       -----------------

       The financial statements of the Plan are prepared on an accrual basis.


                                          (Continued)

                           RUBBERMAID INCORPORATED
                  ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                        Notes to Financial Statements

(3)    Investments
       -----------

       For investment purposes only, the investments held in the separate funds of the Plan are commingled with those of certain other Company-sponsored retirement plans having similar investment programs. Collectively, such funds comprise the Profit Sharing Retirement Trust for Rubbermaid Incorporated and Related Companies, a bank-administered master trust fund. The investments and changes therein of the Plan in the master trust fund have been certified to the Company by the Trustee, National City Bank, as having been determined through the use of fair values for all assets of the master trust fund. A summary of the master trust assets as of December 31, 1993 and 1992, is as follows:


  Investments                                                            1993                              1992
  -----------                                                          ---------                        -----------
  Equity Fund                                                            45,666,257                    40,066,300

  Fixed Income Fund                                                       9,016,044                     6,536,628

  Guaranteed Interest Fund                                              277,927,928                   255,910,940

  Participants Loan Fund                                                  4,406,833                     4,401,927
                                                                       ------------                 -------------

       Total master trust assets                                       $337,017,062                   306,915,795
                                                                        ===========                   ===========

  Change in Investments
  ---------------------

                                    EQUITY          FIXED INCOME       STABLE VALUE      PARTICIPANT
                                    ------          ------------       ------------      -----------
                                     FUND               FUND               FUND           LOAN FUND           TOTALS
                                     ----               ----               ----           ---------           ------
 BEGINNING BALANCE 1/1/93          40,066,299.64      6,536,627.73     255,910,939.98    4,401,927.48      306,915,794.83

 ADD ACCRUED CONTRIBUTION
 RECEIVED                           3,023,535.02        884,832.84      12,526,181.14            0.00       16,434,549.00

 DIVIDENDS                            107,075.52              0.00               0.00            0.00          107,075.52

 GIC INTEREST                               0.00              0.00      20,910,469.34            0.00       20,910,469.34

 STIF INTEREST                          7,097.14          1,253.44         224,552.03        3,451.20          236,353.81

 CORPORATE BOND INTEREST                1,762.65            314.01         109,181.56            0.00          111,258.22

 FEDERAL BOND INTEREST                      0.00              0.00               0.00            0.00                0.00

 PARTICIPANT LOAN INTEREST                705.63             93.43           3,311.20            0.00            4,110.26

 DISTRIBUTION FROM POOLED
 FUND                               1,001,234.65        536,199.85               0.00            0.00        1,537,434.50

 OTHER INCOME                           1,602.26              0.00               0.00            0.00            1,602.26

 TRUSTEE FEES                        (45,049.04)        (3,877.08)        (40,635.02)            0.00         (89,561.14)

 INVESTMENT FEES                     (42,116.12)       (28,510.47)       (210,072.65)            0.00        (280,699.24)

Changes in Investments
- ----------------------

                                    EQUITY          FIXED INCOME       STABLE VALUE      PARTICIPANT
                                    ------          ------------       ------------      -----------
                                     FUND               FUND               FUND           LOAN FUND           TOTALS
                                     ----               ----               ----           ---------           ------
 CONSULTANT FEES - MERCER             (16,571.91)       (2,875.09)         (10,503.00)           0.00          (29,950.00)

 TOPE PRINTING                           (116.42)         (708.63)          (4,236.62)           0.00           (5,061.67)

 BOOKE                                 (1,094.31)         (209.74)          (6,549.02)           0.00           (7,853.07)

 GROSS PROCEEDS OF SALE            16,336,809.67     1,506,892.12      328,836,311.60            0.00      346,680,013.39

 COST OF SALE                      15,820,254.54     1,502,975.76      328,836,311.60            0.00      346,159,541.90
                                  ---------------------------------------------------------------------------------------

 REALIZED GAIN(LOSS)                  516,555.13         3,916.36                0.00            0.00          520,471.49

 UNREALIZED GAIN                    2,761,262.35       266,580.40                0.00            0.00        3,027,842.75

 FORFEITURES                           59,270.85        13,462.09          252,320.97            0.00          325,053.91

 BENEFIT PAYMENTS                  (1,131,642.50)     (160,120.22)     (10,604,892.29)           0.00      (11,896,655.01)

 TRANSFERS IN/OUT                  (1,039,695.94)      898,893.12       (2,811,397.41)       1,454.32       (2,950,745.91)

 LOAN REPAYMENTS                      396,139.40        70,171.96        1,679,257.80            0.00        2,145,569.16
                                  ---------------------------------------------------------------------------------------

 ENDING BALANCE 12/31/93           45,666,257.00     9,016,044.00      277,927,928.01    4,406,833.00      337,017,059.01

(4)    Plan Termination
       ----------------
  The company expects to continue the Plan indefinitely. However, upon any future termination of the Plan, the accounts of all participants affected thereby shall become fully vested and the Trustee shall distribute the assets in accordance with the terms of the trust agreement.

(5)    Federal Income Taxes
       --------------------
  The Plan obtained its latest determination letter in September 1986, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.
  The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6)    Subsequent Events
       -----------------
  For plan years beginning on or after January 1, 1995, the plan was amended to provide a 401K feature, allowing pretax deferrals of base salary or wages and amounts paid as bonus compensation. The pretax deferrals of compensation can be invested in the following investments; S&P 500 Index Equity Fund, Rubbermaid Common Stock Fund, Fixed Income Fund and the Stable Value Fund. Rubbermaid associates covered under the Collective Bargaining Agreement are not subject to the plan amendment.



                           RUBBERMAID INCORPORATED
                  ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

                     Detail of Assets Held for Investment

                              December 31, 1993



                Description                                  Fair Value                   Cost
                                                             ----------                   ----
     Investment in the Profit Sharing
     Retirement Trust for Rubbermaid
     Incorporated and Related Companies                      $254,247,732                240,669,441

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        RUBBERMAID INCORPORATED
                                        ASSOCIATES' PROFIT SHARING
                                        RETIREMENT PLAN


Dated: December 27, 1994                /s/ James A. Morgan
      ----------------------            -------------------------------